Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

October 3, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc.
Registration Statement on Form S-3
Filed: July 20, 2012
File No.: 333-182782
Form 10-Q for the Quarterly Period Ended April 28, 2012
Filed June 12, 2012
File No. 001-05893

Dear Mr. Reynolds:

On behalf of Frederick’s of Hollywood Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 15, 2012, relating to the above-captioned Registration Statement on Form S-3 (“Registration Statement”) and Form 10-Q for the Quarterly Period Ended April 28, 2012 (“Form 10-Q”). Captions and page references herein correspond to those set forth in the Registration Statement and Form 10-Q. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Furthermore, please note that as discussed with Mr. Williamson of the Staff, due to the technical requirements of Article 8 of Regulation S-X, the Company must wait to formally file the amendment to the Registration Statement until its audited financial statements for the fiscal year ended July 28, 2012 (“Audited Financial Statements”) have been filed with the Securities and Exchange Commission. However, because several of the Staff’s comments impact the disclosure in the Audited Financial Statements, we are filing the response to the Staff’s comments in advance of filing such amendment to the Registration Statement in order to receive the Staff’s feedback prior to the filing deadline of the Audited Financial Statements.

Securities and Exchange Commission

October 3, 2012

Form S-3, filed July 20, 2012

1.	We note that you are registering the resale of 28.4 million shares underlying preferred stock and warrants issued in connection with a purchase agreement with TTG Apparel, LLC, dated May 23, 2012. It appears that you are registering approximately 292% of your public float based on the information in your definitive Schedule 14A filed on November 28, 2011. Please advise us of the factors you considered in concluding that the offering is properly styled as a resale and not a primary offering on behalf of the registrant. In responding, please consider Securities Act Rules C&DI 612.09, which is available on our website, for guidance on the staff’s views. Also explain how you calculated public float as of a recent date.

We respectfully submit that the resale of shares by the selling shareholder is not an offering by or on behalf of the Company and that the shares can properly be registered for resale under the Registration Statement under Rule 415(a)(1)(i). Securities Act Rules C&DI 612.09 recognizes that in determining whether an offering styled as a secondary one is really on behalf of the issuer, consideration should be given to “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We respectfully believe that these factors demonstrate that the resale of the shares is not an offering by or on behalf of the Company, notwithstanding that the full amount represents approximately 292% of the Company’s public float.

How long the selling shareholders have held the shares. The Registration Statement registers the resale of shares of the Company’s common stock that may be issued to the selling shareholder upon its conversion of the Company’s Series A Convertible Preferred Stock and exercise of warrants. The selling shareholder has held the Series A Convertible Preferred Stock and warrants since May 23, 2012. Accordingly, the selling shareholder has been at market risk since such date. However, notwithstanding the foregoing, in accordance with the additional listing requirements of the NYSE MKT, the Company is not permitted to issue to the selling shareholder more than 3,500,000 shares of common stock upon conversion or exercise of the Series A Convertible Preferred Stock or warrants until shareholder approval is obtained relating to such issuance. The Company intends on holding an annual meeting of shareholders to approve this issuance in January 2013. Accordingly, the selling shareholder will be at market risk until the annual meeting is held and shareholders approve the additional issuances.

For the foregoing reasons, we respectfully believe that the length of time that the selling shareholder will be at market risk justifies a finding that the offering is not one on behalf of the Company.

Securities and Exchange Commission

October 3, 2012

Circumstances under which selling shareholders received the shares. The Company sold the Series A Convertible Preferred Stock and warrants to the selling shareholder in a private placement. The selling shareholder represented to the Company that it would be acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities in violation of the federal securities laws. The transaction was not the typical PIPE transaction where the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction. The Company simply agreed to file such registration statement and use its best efforts to have it declared effective as soon thereafter as possible.

Relationship of the selling shareholders to the issuer. The selling shareholder is neither controlled by, nor under common control with, the Company. The selling shareholder is simply a large shareholder of the Company. Accordingly, we do not believe the selling shareholder’s relationship with the Company is indicative of an indirect primary offering on behalf of the Company.

The amount of shares involved. While the aggregate number of shares being registered for resale under the Registration Statement is significant, the 28.4 million shares include shares that may be issued to the selling shareholder upon conversion of the Series A Convertible Preferred Stock and accrued dividends, taking into account certain anti-dilution adjustments. However, such adjustments may never occur, and therefore those additional shares may never be issued. If you were to remove those shares from the total, the Company is registering for resale an aggregate of approximately 12.5 million shares. Furthermore, this lower amount includes an aggregate of approximately 6.3 million shares that may be issued upon conversion of cumulative dividends over a five-year period. It is possible, for example, that the selling shareholder could convert the Series A Convertible Preferred Stock into common stock in the second year of holding such securities, in which case significantly fewer shares would be issued to the selling shareholder and be eligible for resale. Accordingly, when examining the number of shares in this light, the number of shares registered for resale would be closer to approximately 6.5 million shares, which would represent approximately 66.7% of the Company’s public float as of July 28, 2012. A calculation of the Company’s public float is set forth on Exhibit A attached hereto.

Whether the sellers are in the business of underwriting securities. The selling shareholder is not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the foregoing, we respectfully believe that the selling shareholder is not acting as a conduit for the Company. The selling shareholder represented to the Company that it would be acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities in violation of the federal securities laws. Accordingly, we respectfully believe that the offering was properly characterized as a secondary offering.

Securities and Exchange Commission

October 3, 2012

2.	Please revise the disclosure throughout your Form S-3 to ensure consistency and to clarify which shares are currently outstanding and which shares will be outstanding only upon conversion. For example, we note your fee table and cover page refer to 28.4 million shares while the table on page 8 indicates only 12.4 million shares are being offered. Finally, set forth the conversion terms in plain English in your Summary.

We respectfully believe the disclosure in the Registration Statement is consistent throughout. Although the table on page 8 indicates that only 12.4 million shares are being offered, the footnote to such figure indicates that approximately an additional 16 million shares are not included in the table for presentational purposes. As indicated above in response to comment 1, the 28.4 million shares that are being registered for resale include shares that may be issued to the selling shareholder upon conversion of the Series A Convertible Preferred Stock as a result of certain anti-dilution adjustments and the payment of future accrued dividends. However, such adjustments and payment of dividends may never occur, and therefore those additional shares may never be issued. We respectfully believe this is different than where shares issuable upon conversion of a security may never be issued because the security may never be converted – here, there is an additional step that must occur for those additional shares to become issuable. Accordingly, we respectfully believe that to present the full number of shares as being offered in the Selling Shareholder table would unnecessarily mislead an investor into believing that a selling shareholder could immediately sell such a large number of shares of the Company’s securities. We therefore believe the disclosure is consistent throughout the Registration Statement.

We will revise the disclosure in the Registration Statement to provide the conversion terms of the Series A Convertible Preferred Stock in plain English as requested.

Securities and Exchange Commission

October 3, 2012

Selling Shareholder, page 8

3.	We note that the number of shares beneficially owned by TTG Apparel, LLC in the selling shareholder section reflects only the shares underlying preferred stock and warrants issued in connection with a purchase agreement with TTG Apparel, LLC, dated May 23, 2012. Based on the information in your definitive Schedule 14A filed on November 28, 2011, TTG Apparel, LLC also beneficially owned 1,766,322 shares as of November 14, 2011. In the selling shareholder table, please include the shares held by TTG Apparel, LLC prior to the May 2012 transaction or explain why they should not be added.

The 1,766,322 shares held by TTG Apparel, LLC are already included in the 14,256,107 shares shown as being held by TTG Apparel, LLC prior to the offering. The footnote indicates that the 14,256,107 shares includes an aggregate of (i) 4,761,905 shares of common stock issuable upon conversion of $5,000,000 of Series A Convertible Preferred Stock at a conversion price of $1.05, (ii) an aggregate of 6,227,880 shares of common stock issuable upon conversion of $2,802,546 of cumulative dividends at the rate of 9% per annum payable quarterly in arrears in shares of Series A Convertible Preferred Stock (assuming the dividends cumulate over a five-year period) at a conversion price of $0.45 per share and (iii) 1,500,000 shares of common stock issuable upon exercise of warrants. When you add 1,766,322 shares to the shares indicated in clauses (i), (ii) and (iii) above, the resultant is 14,256,107. Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

4.	Please explain why the amount of shares reflected in the table for beneficial ownership before the offering does not include all the shares listed in footnote (2).

As indicated above in response to comment 2, the 28.4 million shares that are being registered for resale and included in footnote 2 include shares that may be issued to the selling shareholder upon conversion of the Series A Convertible Preferred Stock as a result of certain anti-dilution adjustments and the payment of future accrued dividends. However, such adjustments and payment of dividends may never occur, and therefore those additional shares may never be issued. We respectfully believe that to present the full number of shares as being offered in the Selling Shareholder table would unnecessarily mislead an investor into believing that a selling shareholder could immediately sell such a large number of shares of the Company’s securities. As a result, we determined to only include the 12,489,785 shares that are to be issuable to the selling shareholder.

Securities and Exchange Commission

October 3, 2012

5.	Please disclose whether TTG Apparel, LLC is a broker-dealer or an affiliate of a broker-dealer.

We will revise the disclosure in the Registration Statement to indicate that TTG Apparel, LLC is neither a broker-dealer nor an affiliate of a broker-dealer as requested.

Where You Can Find More Information, page 11

6.	Please revise your incorporation by reference to include all Form 8-Ks filed since July 30, 2011 other than Form 8-Ks that only include information furnished pursuant to Items 2.02 or 7.01. See Item 12(a)(2) of Form S-3.

We will revise the disclosure in the Registration Statement as requested.

7.	Please revise to include language that incorporates by reference all Exchange Act filings made after the date of the initial registration statement but prior to effectiveness. For guidance, please consider Securities Act Forms C&DI 123.05.

We will revise the disclosure in of the Registration Statement as requested.

Form 10-Q for the Quarterly Period Ended April 28, 2012

Notes to Consolidated Financial Statements, page 5

8.	Subsequent Events, page 12

8.	Please tell us how you intend to account for and present the Series A Convertible Preferred Stock and related purchase warrants in the financial statements presented in your upcoming Form 10-K. Include your basis in U.S. GAAP for your accounting treatment.

On May 23, 2012, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement, pursuant to which it sold to TTG Apparel, LLC $5,000,000 of Series A Convertible Preferred Stock and issued warrants to purchase an aggregate of 1,500,000 shares of common stock. The Company intends to account for and present the Series A Convertible Preferred Stock and the warrants as permanent equity within stockholders’ equity in the financial statements in the Company’s upcoming Annual Report on Form 10-K for the fiscal year ended July 28, 2012. The basis for this accounting treatment in U.S. GAAP is described below.

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The guidance applies to freestanding financial instruments. Under ASC 480-10-25, three types of obligations may require liability treatment:

Securities and Exchange Commission

October 3, 2012

•	Mandatorily redeemable financial instruments;
•	Obligations to repurchase the issuer’s equity shares by transferring assets; and
•	Obligations to issue a variable number of shares.

(1)	Mandatorily Redeemable Financial Instruments

Under the guidance, mandatorily redeemable financial instruments shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. In addition, a financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

The Series A Convertible Preferred Stock is redeemable, at the Company’s option, at any time. The only time the Company is required to redeem the shares is upon the occurrence of a “Liquidation Event.” A “Liquidation Event” is defined in the Company’s Certificate of Amendment to its Certificate of Incorporation as “an Acquisition, Asset Transfer or any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.”1 Since a Liquidation Event includes events that are either not certain to occur at a specified or determinable date, or at all, or only upon the liquidation or termination of the reporting entity, the Series A Convertible Preferred Stock is not mandatorily redeemable under ASC 480-10-25.

The warrants are not redeemable at any time under any circumstances.

(2)	Obligations to Repurchase the Issuer’s Equity Shares by Transferring Assets

Certain financial instruments, other than shares, that embody a conditional or unconditional obligation to repurchase the issuer’s equity shares (or is indexed to such an obligation) or require or may require the issuer to settle the obligation by transferring assets are accounted for as liabilities under ASC 480-10-25.

1   An “Acquisition” is defined as (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least 50% of the voting power of the surviving entity in substantially the same proportions among the stockholders of the Company (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions (including but not limited to any tender offer for capital stock of the Company or any sale of capital stock of the Company but excluding any tender offer or investment by a holder of Series A Convertible Preferred Stock) in which in excess of 50% of the Company’s voting power is transferred. An “Asset Transfer” is defined as a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Securities and Exchange Commission

October 3, 2012

This section does not apply to the Series A Convertible Preferred Stock since it specifically excludes financial instruments that are shares. The warrants cannot be classified as liabilities under this section because they do not contain any conditional or unconditional obligations of the Company to repurchase its equity shares (and are not indexed to such an obligation), and do not require the Company to settle the obligation by transferring assets.

(3)	Certain Obligations to Issue a Variable Number of Shares

According to ASC 480-10-25, a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: (a) a fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares), (b) variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares) or (c) variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Neither the Series A Convertible Preferred Stock nor the warrants embody any conditional or unconditional obligations that the Company must or may settle by issuing a variable number of its equity shares.

Since the Series A Convertible Preferred Stock and warrants (1) are not mandatorily redeemable, (2) do not contain any conditional or unconditional obligations for the Company to repurchase its equity shares (and are not indexed to such an obligation) or require or may require the Company to settle the obligation by transferring assets and (3) do not embody any conditional or unconditional obligations that the Company must or may settle by issuing a variable number of its equity shares, the Company has concluded that the Series A Convertible Preferred Stock and warrants do not fall within the scope of ASC 480.

Following a determination that the Series A Convertible Preferred Stock and warrants do not fall within the scope of ASC 480, the Company considered whether these instruments should be accounted for as derivatives under ASC 815, Derivatives and Hedging.

The Company believes the Series A Convertible Preferred Stock meets the definition of a derivative as outlined in ASC 815-10-15-83 because the Series A Convertible Preferred Stock (a) has an “underlying,” which is the share price of the Company’s common stock, (b) has a notional amount, which is the number of shares issuable upon conversion of the Series A Convertible Preferred Stock, (c) requires that no initial net investment be made and (d) provides only for physical settlement.

Securities and Exchange Commission

October 3, 2012

The Company believes the warrants meet the definition of a derivative as outlined in ASC 815-10-15-83 because the warrants (a) have an “underlying,” which is the share price of the Company’s common stock, (b) have a notional amount, which is the number of shares underlying the warrants, (c) require that no initial net investment be made and (d) provide for a net-share settlement at the option of the holder.

Since the Series A Convertible Preferred Stock and warrants are not subject to ASC 480, but meet the definition of a derivative under ASC 815-10-15-83, the Company further evaluated the instruments to determine if the scope exception provided by ASC 815-10-15-74(a) applies. ASC 815-10-15-74 states in part:

Notwithstanding the conditions of ASC 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic: contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

To determine if the Series A Convertible Preferred Stock and warrants are indexed to the Company’s common stock, the Company looked to the guidance included in ASC 815-40, and determined that both the Series A Convertible Preferred Stock and warrants are indexed to the Company’s common stock because the settlement amount is based solely on the Company’s common stock price and the Series A Convertible Preferred Stock and warrants can be exercised at any time.

The Company then looked to the guidance included in ASC 815-40-25 to determine if the Series A Convertible Preferred Stock and warrants could be classified as stockholders’ equity, which states that contracts shall be initially classified in equity if they require physical settlement or net-share settlement. Since the terms of the Series A Convertible Preferred Stock only allow physical settlement, and the warrants only allow either physical settlement or net-share settlement, the Series A Convertible Preferred Stock and warrants should be reported in permanent equity.

In addition, the Company evaluated the criteria identified in ASC 815-40-25-10 to ensure that the Series A Convertible Preferred Stock and warrants cannot be implicitly settled for cash. The following is a summary of the items to be considered:

a)	Does the contract permit the company to settle in unregistered shares? Yes, Company may settle the Series A Convertible Preferred Stock and warrants in unregistered shares.

Securities and Exchange Commission

October 3, 2012

b)	Does the company have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding? Yes, the Company has sufficient authorized and unissued shares available to settle the Series A Convertible Preferred Stock and warrants after considering all other outstanding commitments.

c)	Does the contract contain an explicit limit on the number of shares to be delivered in a share settlement? With respect to the warrants, only a fixed number of warrants will be issued at a fixed conversion price, representing the right to purchase, in the aggregate, 1,500,000 shares of common stock. With respect to the Series A Convertible Preferred Stock, a fixed number of shares of common stock will be delivered in a share settlement based upon a fixed conversion price. The Series A Convertible Preferred Stock, other than the shares representing cumulative dividends (“PIK Shares”), may be converted at any time, at the option of the holder, into shares of common stock at a conversion price of $1.05 per share (“Conversion Price”), and the PIK Shares may be converted at any time, at the option of the holder, into shares of common stock at a conversion price of $0.45 per share (“PIK Share Conversion Price”). The Conversion Price will also be adjusted if the Company sells common stock or common stock equivalents at a price below the Conversion Price, and the PIK Share Conversion Price will be adjusted if the Company sells common stock or common stock equivalents at a price below the PIK Share Conversion Price; provided, however, that the foregoing conversion price adjustments can never result in a conversion price of less than $0.29 per share (the last sale price of the Company’s common stock on the closing date of the transaction).

d)	Are there any required cash payments to the counterparty in the event the company fails to make timely filings with the SEC? No, there are no such provisions in the agreements governing the terms of the Series A Convertible Preferred Stock or warrants that would require the Company to make cash payments.

e)	Are there any required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions)? No, there are no provisions in the agreements governing the terms of the Series A Convertible Preferred Stock or warrants that would require the Company to make cash payments.

Securities and Exchange Commission

October 3, 2012

f)	Are there any provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract? The warrant holder has no rights that rank higher than those of the other common shareholders. The Series A Convertible Preferred Stock holder is the only such holder.

g)	Is there any requirement in the contract to post collateral at any point or for any reason? No, there is no requirement in the agreements governing the terms of the Series A Convertible Preferred Stock or warrants that would require the Company to post collateral at any point or for any reason.

Based upon its evaluation of the above items, the Company has concluded that the Series A Convertible Preferred Stock and warrants should be classified as permanent equity within shareholders’ equity.

Because the Series A Convertible Preferred Stock and warrants are indexed to the Company’s common stock and will also be classified within shareholders’ equity, the Series A Convertible Preferred Stock and warrants qualify for the scope exception noted in ASC 815-10-15-74(a). As a result, the Company will account for the warrants as permanent equity by debiting equity and crediting paid-in-capital in an amount equal to the fair value of the warrants on the date of issuance, and subsequent changes in fair value will not be recognized. The Company also will account for the Series A Convertible Preferred Stock as permanent equity by debiting cash and crediting preferred stock in an amount equal to the fair value of the Series A Convertible Preferred Stock on the date of issuance. However, if the Series A Convertible Preferred Stock becomes mandatorily redeemable, the instrument will be adjusted to fair value, reclassified as a liability, with equity reduced, recognizing no gain or loss on the reclassification.

9.	Please explain to us the form and nature of the $4.9 million vendor allowance. Tell us if it takes the form of a volume discount, price protection, slotting fee co-operative advertising or some other form. Also explain to us your accounting policy for applying a systematic and rational allocation of the vendor allowance to each of the underlying transactions that results in progress toward earning this allowance. In your response please include the basis in U.S. GAAP for your accounting treatment.

Based on the difficulties the Company encountered in selling its vendors’ products during the first eight months of fiscal year 2012 (August 2011 – March 2012), the Company had to mark down the selling price of the products beyond expectations in order to stimulate sales. During this eight month period, the Company recorded an aggregate of approximately $9.0 million in markdowns. In April 2012, the Company entered into discussions with its vendors to assist the Company in paying for the discounts that the Company needed to give its customers in order to sell the vendors’ products. The vendor discussions were based on the expected and actual sales and gross margin performance of the vendor and the Company as a whole for the eight months ended March 31, 2012. Following these discussions, 25 of the Company’s vendors representing over 80% of the Company’s merchandise purchases for the year ended July 28, 2012 agreed to provide a markdown allowance, which was to be applied against the amount due to such vendors at that time.

Securities and Exchange Commission

October 3, 2012

In accordance with ASC 605-50-45-12, “cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement.” Since the markdown allowances that the Company received from vendors were for sales that had occurred during the nine months ended April 28, 2012, the Company has concluded that the markdown allowance should be treated as a reduction to cost of sales during such reporting period.

In accordance with the Company’s accounting policies, when it receives supporting evidence prior to the end of a reporting period that a vendor has agreed to give a markdown allowance or cash consideration for markdowns on sales that already have been recorded, it is appropriate to record the markdown allowance as a reduction to cost of sales and accounts payable in that reporting period. If the Company does not receive documentation prior to the end of the reporting period, it will record the markdown allowance in the reporting period that the documentation was received. Also, when the Company receives a discount from vendors for products that were not sold, the discounts will not be recognized immediately, but instead will be recognized in the period that the product is sold.

10.	Please tell us why $4.2 million of the allowance was immediately applied to cost of goods sold in the quarter ended April 28, 2012 and the remaining $0.6 million is being recognized in the following quarter. Tell us how this compares with your accounting policy to record vendor promotional allowances as a reduction in merchandise inventory until such time that inventory is sold.

Since the cash consideration received from vendors was for markdowns on sales that had occurred during the nine months ended April 28, 2012, the Company concluded that the markdown allowance should be treated as a reduction to the cost of sales in the reporting period that the supporting evidence was received from the vendor. Consistent with the Company’s accounting policies, when it receives supporting evidence that a vendor has agreed to give a markdown allowance or cash consideration prior to the end of a reporting period, it is appropriate to record the markdown allowance as a reduction to cost of sales and accounts payable if the sales have already occurred. If the Company does not receive documentation prior to the end of the reporting period and the sales have already occurred, it will record the markdown allowance in the reporting period that the documentation was received. The Company received a total markdown allowance of $4.9 million, of which it received sufficient written evidence of agreement from 11 vendors for an aggregate of $4.2 million prior to the end of the reporting period (April 28, 2012) and sufficient written evidence of agreement from 14 vendors for an aggregate of $0.7 million after the end of the reporting period (May 2012). Therefore, the Company recorded the $4.2 million as a reduction to cost of sales for the quarter ended April 28, 2012, and the $0.7 million as a reduction to cost of sales for the quarter ended July 28, 2012.

Securities and Exchange Commission

October 3, 2012

11.	To the extent this vendor allowance is a retroactive change by the vendor to a prior offer and some portion of the amount recognized is a change in estimate, please tell us how you applied the provisions of ASC 605-50-25-12. We note the entire allowance was applied to cost of goods sold rather than as a cumulative catch-up adjustment.

ASC 605-50-25-12 states that “changes in the estimated amount of cash rebates or refunds and retroactive changes by a vendor to a previous offer (an increase or a decrease in the rebate amount that is applied retroactively) are changes in estimate that shall be recognized using a cumulative catch-up adjustment. That is, the customer would adjust the cumulative balance of its rebate recognized to the revised cumulative estimate immediately. Entities shall consider whether any portion of the cumulative effect adjustment affects other accounts (inventory, for example), in which case only a portion of that adjustment would be reflected in the income statement.”

The Company commenced discussions with its vendors regarding the markdown allowances in April 2012 and did not have any prior arrangements with the vendors. In addition, the Company had not recorded any estimated amounts for allowances to be received from vendors. Therefore, ASC 605-50-25-12 would not apply since the allowance received was not an adjustment to a prior arrangement or any type of retroactive change to a previous offer.

12.	In your response please provide us with a courtesy copy of the written vendor agreement(s) entered into in connection with the above vendor allowances.

As requested by your comment, we are supplementally providing the Staff with a courtesy copy of the 25 written vendor agreements entered into in connection with the above vendor allowances. This information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Company has requested that these materials be returned promptly following completion of the Staff’s review thereof. The Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. 200.83.

Securities and Exchange Commission

October 3, 2012

13.	In the Form 8-K filed on May 29, 2012 you that disclose you are required to use the $5.0 million raised in a private equity transaction to settle vendor payables and, in turn, you will receive a vendor allowance of $4.9 million. You further disclose under this heading in the Form 10-Q you recognized $4.2 million of the anticipated allowance in the quarter ended April 28, 2012 on the basis you received written evidence from vendors. In view of the fact the equity financing was not consummated until May 23, 2012 and the right to receive such allowances was still contingent upon remitting a payment, please tell us why the allowances were recognized before you received any cash proceeds. See ASC Subtopic 450-30 and ASC 855-10-55-2.

We respectfully submit that, while the terms of the Series A Convertible Preferred Stock Purchase Agreement required that the Company use the proceeds from the sale of the Series A Convertible Preferred Stock solely for paying, settling or discharging accounts payable of the Company, and the proceeds from the transaction were used to settle vendor payables, the Company’s right to receive the vendor allowances did not represent a contingency, as per ASC 450-30, due to the following:

•	Prior to the Company’s discussions with vendors in April 2012, Mickey Harley and Michael Tokarz, representatives of the Company’s two largest shareholders, which, as of April 28, 2012 owned an aggregate of approximately 70.4% of the Company’s outstanding common stock, had agreed with the Company in principle that one or both of them would make a significant investment in the Company. This agreement in principle ultimately resulted in the consummation of the Series A Convertible Preferred Stock transaction in May 2012.

•	On April 14, 2012, the Company executed a term sheet outlining the terms and conditions under which Salus Capital Partners, LLC would refinance the Company’s revolving credit facility and term loan with up to a $24 million senior revolving credit facility. The closing of the Salus credit facility took place on May 31, 2012.

The receipt of financing from a third party (and not specifically from the Series A Convertible Preferred Stock transaction or the Salus Capital transaction) was referenced in the written evidence that the vendors provided to the Company. However, based on the agreement in principle that the Company had in place with its two largest shareholders, and the written term sheet with Salus Capital prior to the commencement of discussions with the vendors, the Company’s right to receive the vendor allowances did not represent a contingency.

In addition, since the Company recorded allowances for only the amount for which it received documentation prior to the end of the reporting period, the Company did not deem this to be a nonrecognized subsequent event under ASC 855-10-55-2.

Securities and Exchange Commission

October 3, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Gross Profit, page 20

14.	We acknowledge this discussion discloses you recognized $4.2 million of vendor allowance during the third fiscal quarter. Item 303(A)(3) of Regulation S-K also requires that you describe any unusual or infrequent events that materially affect reported income from continuing operations and may also be necessary to gain an understanding of your business. In your response, please provide us with the expanded disclosure you propose to include in the upcoming Fiscal 2012 Form 10-K. In the revised disclosure, describe why the vendor allowance significantly increased between the comparable periods and indicate whether you reasonably expect this increase to occur in future periods.

The Company proposes to include the following expanded disclosure with respect to vendor allowances in its upcoming Fiscal 2012 Form 10-K under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal Year 2012 Compared to Fiscal Year 2011 – Gross Profit:

•	Product costs as a percentage of sales decreased by 2.7 percentage points primarily as a result of a $3,965,000 increase in vendor allowances received during the year ended July 28, 2012 as compared to the year ended July 30, 2011. Vendor allowances increased to 4.6% of sales for the year ended July 28, 2012 from 1.0% of sales in the prior year. This improvement was partially offset by higher promotions during the year ended July 28, 2012 as compared to the year ended July 30, 2011. We are implementing a partner-oriented approach with our vendors that we believe will allow us to continue to share the cost of increased promotional activity on a regular basis. Therefore, the amount of allowances we may receive during each reporting period will depend on our level of promotional activity during that period and our success in obtaining the allowances from our vendors. However, we do not expect as significant of an increase in vendor allowances for fiscal year 2013 as compared to fiscal year 2012.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission

October 3, 2012

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Thomas Lynch
Thomas Rende
Marci Frankenthaler, Esq.
Cindy Rosenberg

Securities and Exchange Commission

October 3, 2012

EXHIBIT A

CALCULATION OF PUBLIC FLOAT AS OF JULY 28, 2012

Total outstanding common shares		38,964,891

Less:	TTG Apparel, LLC/Tokarz Investments, LLC	10,153,299

	Fursa Alternative Strategies LLC	17,051,333

	Executive officers and directors	2,012,683

	Total outstanding shares held by executive officers, directors and 10% shareholders	29,217,315

Total public float		9,747,576